EXHIBIT 99.1

Results of the Votes of the Combined Shareholders’ General Meeting of May 22, 2025

Daix (France), New York City (New York, United States), May 23, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the results of the votes of its Combined Shareholders’ Meeting.

The Combined Shareholders' Meeting was held on Thursday May 22, 2025, at 9 a.m. at Hôtel Villa M, 24-30 Bd Pasteur, 75015 Paris (France), under the chairmanship of Mr. Frédéric Cren, Chief Executive Officer and cofounder of Inventiva.

Mr. Frederic Cren proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mr. Pierre Broqua and Mr. Jean Volatier, as tellers, as well as Mr. Eric Duranson, as secretary of the general meeting.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the 33rd resolution, which had been the subject of a negative recommendation by the Board of Directors. The 33rd resolution would have empowered the Board of Directors to decide on share capital increases reserved for members of a company savings plan to be set up by the Company.

Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for corporate officers as presented in the 2024 Universal Registration Document (Part 3.5.1, pages 144 and seq.).

  Total number of shares composing the share capital: 139 151 274
  Total number of shares with voting rights: 139 083 585
	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	0	0	0	0	0	0
Proxy to third parties	1	5 000	5 000	1	5 000	5 000
Proxy to the Chairman	144	3 063 802	3 140 709	144	3 063 802	3 140 709
Mail votes	100	87 704 090	99 839 248	100	87 704 090	99 839 248
TOTAL	245	90 772 892	102 984 957	245	90 772 892	102 984 957
Quorum	65,264%			65,264%

VOTE RESULTS Ordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Total number of votes cast	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
1	Adopted	102 940 935	99,98%	17 483	0,02%	26 539	-	102 958 418	90 772 892	65,233%	0	0	65,264%
2	Adopted	102 940 935	99,98%	17 483	0,02%	26 539	-	102 958 418	90 772 892	65,233%	0	0	65,264%
3	Adopted	102 940 635	99,98%	17 583	0,02%	26 739	-	102 958 218	90 772 892	65,233%	0	0	65,264%
4	Adopted	102 941 142	99,98%	18 141	0,02%	25 674	-	102 959 283	90 772 892	65,233%	0	0	65,264%
5	Adopted	102 933 273	99,98%	23 757	0,02%	27 927	-	102 957 030	90 772 892	65,233%	0	0	65,264%
6	Adopted	102 933 150	99,98%	23 420	0,02%	28 387	-	102 956 570	90 772 892	65,233%	0	0	65,264%
7	Adopted	95 168 745	99,98%	22 646	0,02%	28 566	-	95 191 391	86 890 392	62,443%	7 765 000	0	65,264%
8	Adopted	102 932 220	99,98%	23 860	0,02%	28 877	-	102 956 080	90 772 892	65,233%	0	0	65,264%
9	Adopted	102 933 523	99,98%	22 306	0,02%	29 128	-	102 955 829	90 772 892	65,233%	0	0	65,264%
10	Adopted	101 280 570	98,35%	1 698 856	1,65%	5 531	-	102 979 426	90 772 892	65,233%	0	0	65,264%
11	Adopted	101 279 833	98,35%	1 700 293	1,65%	4 831	-	102 980 126	90 772 892	65,233%	0	0	65,264%
12	Adopted	101 279 983	98,35%	1 700 543	1,65%	4 431	-	102 980 526	90 772 892	65,233%	0	0	65,264%
13	Adopted	102 410 848	99,45%	569 739	0,55%	4 370	-	102 980 587	90 772 892	65,233%	0	0	65,264%
14	Adopted	101 280 780	98,35%	1 699 746	1,65%	4 431	-	102 980 526	90 772 892	65,233%	0	0	65,264%
15	Adopted	101 280 580	98,35%	1 700 346	1,65%	4 031	-	102 980 926	90 772 892	65,233%	0	0	65,264%
16	Adopted	101 280 180	98,35%	1 700 371	1,65%	4 406	-	102 980 551	90 772 892	65,233%	0	0	65,264%
17	Adopted	101 280 508	98,35%	1 699 895	1,65%	4 554	-	102 980 403	90 772 892	65,233%	0	0	65,264%
18	Adopted	102 927 080	99,95%	53 097	0,05%	4 780	-	102 980 177	90 772 892	65,233%	0	0	65,264%
19	Adopted	102 935 477	99,98%	21 611	0,02%	27 869	-	102 957 088	90 772 892	65,233%	0	0	65,264%
20	Adopted	102 932 712	99,97%	33 825	0,03%	18 420	-	102 966 537	90 772 892	65,233%	0	0	65,264%
21	Adopted	100 454 230	99,45%	552 543	0,55%	1 978 184	-	101 006 773	90 772 892	65,233%	0	0	65,264%
22	Adopted	101 698 834	98,78%	1 259 715	1,22%	26 408	-	102 958 549	90 772 892	65,233%	0	0	65,264%
37	Adopted	102 932 921	99,98%	24 464	0,02%	27 572	-	102 957 385	90 772 892	65,233%	0	0	65,264%

VOTE RESULTS Extraordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Total number of votes cast	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
23	Adopted	102 796 554	99,84%	162 692	0,16%	25 711	-	102 959 246	90 772 892	65,233%	0	0	65,264%
24	Adopted	102 372 940	99,43%	586 543	0,57%	25 474	-	102 959 483	90 772 892	65,233%	0	0	65,264%
25	Adopted	102 364 974	99,42%	593 540	0,58%	26 443	-	102 958 514	90 772 892	65,233%	0	0	65,264%
26	Adopted	102 364 002	99,42%	594 512	0,58%	26 443	-	102 958 514	90 772 892	65,233%	0	0	65,264%
27	Adopted	102 363 949	99,42%	594 540	0,58%	26 468	-	102 958 489	90 772 892	65,233%	0	0	65,264%
28	Adopted	102 365 102	99,42%	593 422	0,58%	26 433	-	102 958 524	90 772 892	65,233%	0	0	65,264%
29	Adopted	102 362 834	99,42%	593 927	0,58%	28 196	-	102 956 761	90 772 892	65,233%	0	0	65,264%
30	Adopted	102 364 215	99,42%	592 660	0,58%	28 082	-	102 956 875	90 772 892	65,233%	0	0	65,264%
31	Adopted	102 364 494	99,42%	592 369	0,58%	28 094	-	102 956 863	90 772 892	65,233%	0	0	65,264%
32	Adopted	102 366 398	99,43%	590 377	0,57%	28 182	-	102 956 775	90 772 892	65,233%	0	0	65,264%
33	Rejected	9 113 224	9,42%	87 583 845	90,58%	6 287 888	-	96 697 069	90 772 892	65,233%	0	0	60,264%
34	Adopted	102 907 976	99,94%	62 186	0,06%	14 795	-	102 970 162	90 772 892	65,233%	0	0	65,264%
35	Adopted	102 903 361	99,95%	54 858	0,05%	26 738	-	102 958 219	90 772 892	65,233%	0	0	65,264%
36	Adopted	102 936 576	99,98%	22 843	0,02%	25 538	-	102 959 419	90 772 892	65,233%	0	0	65,264%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR Healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial of lanifibranor in MASH , including duration, timing and costs, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the potential therapeutic benefits of lanifibranor, and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025 and the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Results General Meeting May 2025 - EN - 05 23 2025 (https://ml-eu.globenewswire.com/Resource/Download/e8f2b15d-253e-4cdc-a96b-869e7cbf2cad)